SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PIONEER NATURAL RESOURCES COMPANY

(Name of Subject Company and Filing Persons (Issuer))

2.875% Convertible Senior Notes due 2038

(Title of Class of Securities)

723787AH0

(CUSIP Numbers of Class of Securities)

Richard P. Dealy

Executive Vice President and Chief Financial Officer

5205 N. O’Connor Blvd., Suite 200

Irving, Texas 75039

(972) 444-9001

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on behalf of Filing Person)

COPIES TO:

Mark S. Berg Executive Vice President and General Counsel Pioneer Natural Resources Company 5205 North O’Connor Blvd., Suite 200 Irving, Texas 75039 (972) 444-9001	Robert L. Kimball Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 (214) 220-7700

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee**
$479,907,000	$65,459.32

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.875% Convertible Senior Notes due 2038 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes. As of December 12, 2012, there was $479,907,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $479,907,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934. The filing fee was paid on December 14, 2012 in connection with the filing by Pioneer Natural Resources Company of the original Schedule TO.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $65,459.32	Filing Party: Pioneer Natural Resources Company
Form or Registration No.: Schedule TO	Date Filed: December 14, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☑

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) is the final amendment to the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2012 by Pioneer Natural Resources Company, a Delaware corporation (the “Company”), as amended by Amendment No. 1 filed with the SEC on December 21, 2012 (the “Schedule TO”), with respect to the right of each holder of the Company’s 2.875% Convertible Senior Notes due 2038 (the “Notes”) to sell, and the obligation of the Company to repurchase, the Notes, as set forth in the Company Notice to Holders of the 2.875% Convertible Senior Notes due 2038, dated December 14, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which together with the Company Notice, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Holders’ right to surrender their Notes for purchase (the “Put Option”) by the Company pursuant to the Option Documents expired at 12:00 a.m., New York City time, on January 15, 2013 (the “Expiration Date”). The Company has been advised by Wells Fargo Bank, National Association, as paying agent, that Notes in an aggregate principal amount of $8,000 were validly surrendered and not withdrawn prior to the Expiration Date. Following the Company’s repurchase of the Notes pursuant to the Put Option, $479,811,000 in aggregate principal amount of the Notes remains outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2013	Pioneer Natural Resources Company

	By:	/s/ Richard P. Dealy
	Name:	Richard P. Dealy
	Title:	Executive Vice President and Chief Financial Officer